UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5) (1)

                           Embotelladora Andina S.A.
                                (Name of Issuer)
                           Common Stock, No Par Value
                         (Title of Class of Securities)

                                     None *
                                 (CUSIP Number)
           * CUSIP number for American Depositary Shares representing
                            Series A Common Stock is
                                  29081P 20 4
            CUSIP number for American Depositary Shares representing
                            Series B Common Stock is
                                  29081P 30 3

                                 Gary P. Fayard
              Executive Vice President and Chief Financial Officer
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404)676-2121
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                With a copy to:
                              David R. Bucey, Esq.
                             The Coca-Cola Company
                              One Coca-Cola Plaza
                             Atlanta, Georgia 30313
                                 (404)676-2121

                                August 4, 2003
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA COMPANY
        58-0628465

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value,
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value, (See Attachment A)

10   SHARED DISPOSITIVE POWER
        None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                          [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4 and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        COCA-COLA INTERAMERICAN CORPORATION
        13-1940209

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON            None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                    None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.00 of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT

                               SCHEDULE 13D
CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE COCA-COLA EXPORT CORPORATION
        13-1525101

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        State of Delaware

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par vlaue
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par vlaue
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                               [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and
 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
                                  - 4 -

                               SCHEDULE 13D

CUSIP No.  - None   (1)

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        COCA-COLA DE ARGENTINA S.A.
        (TIN - n/a)

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ X ]
                                                            (b) [   ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*
        N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
        N/A                                                    [   ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
        Republic of Argentina

 NUMBER OF    7  SOLE VOTING POWER
  SHARES           41,962,864 shares of Series A Common Stock, no par value, and
BENEFICIALLY       41,962,864 shares of Series B Common Stock, no par value
  OWNED BY         (See Attachment A)
   EACH
 REPORTING    8  SHARED VOTING POWER
  PERSON           None
   WITH
              9  SOLE DISPOSITIVE POWER
                   41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
                   (See Attachment A)

             10  SHARED DISPOSITIVE POWER
                   None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        41,962,864 shares of Series A Common Stock, no par value, and 41,962,864 shares of Series B Common Stock, no par value
        (See Attachment A)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [   ]
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.0% of Series A Stock outstanding;
        11.0% of Series B Stock outstanding
        (See Attachment B)

14   TYPE OF REPORTING PERSON*
        CO
----------------
 (1) CUSIP numbers for American Depositary Shares representing Series A Common Stock and Series B Common Stock are, respectively, 29081P 20 4, and 29081P 30 3.
                   *SEE INSTRUCTIONS BEFORE FILLING OUT
                                 - 5 -

                                  ATTACHMENT A

Coca-Cola Interamerican Corporation owns directly in the aggregate 40,552,802 shares of Series A Common Stock, no par value ("Series A Stock"), and 40,552,802 shares of Series B Common Stock, no par value ("Series B Stock"), of Embotelladora Andina S.A. ("Andina"). Coca-Cola de Argentina S.A. owns directly in the aggregate 1,410,062 shares of Series A Stock and 1,410,062 shares of Series B Stock. Coca-Cola de Argentina S.A. is a wholly owned subsidiary of The Coca-Cola Export Corporation; and The Coca-Cola Export Corporation and Coca-Cola Interamerican Corporation each are wholly owned subsidiaries of The Coca-Cola Company.





-------------------------------------------





                                  ATTACHMENT B

The Reporting Persons have been informed by Andina that as of August 28, 2003, a total of 380,137,271 shares of Series A Stock were outstanding and a total of 380,137,271 shares of Series B Stock were outstanding.

                                 AMENDMENT NO. 5
                                       TO
                 STATEMENT PURSUANT TO RULE 13d-1 AND RULE 13d-2
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934


ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated as follows:

     This statement relates to the Series A Common Stock, no par value ("Series A Stock"), and the Series B Common Stock, no par value ("Series B Stock"), of Embotelladora Andina S.A. ("Andina"). The legal address of Andina is Carlos Valdovinos 560, Casilla 488-3, Santiago, Chile, and the principal executive offices of Andina are located at Avenida Andres Bello No. 2687, 20th Floor, Casilla 7187, Santiago, Chile.


ITEM 2. IDENTITY AND BACKGROUND

Item 2 is hereby amended and restated as follows:

     This statement is being filed by The Coca-Cola Company ("KO"), KO's direct wholly owned subsidiaries, Coca-Cola Interamerican Corporation ("Interamerican") and The Coca-Cola Export Corporation ("Export"), each of which companies is a Delaware corporation having its principal executive offices at One Coca-Cola Plaza, Atlanta, Georgia 30313, telephone
     (404)676-2121, and KO's indirect wholly owned subsidiary, Coca-Cola de Argentina S.A. ("CC Argentina"), an Argentine corporation having its principal executive offices at Paraguay 733, 1057 Buenos Aires, Argentina, telephone 541-319-2000. (CC Argentina, together with KO, Interamerican and Export, the "Reporting Persons").

     KO is the largest manufacturer, distributor and marketer of nonalcoholic beverage concentrates and syrups in the world. KO also markets and distributes juices and juice drinks and certain water products.

     Certain information with respect to the directors and executive officers of the Reporting Persons is set forth in Exhibit 99.1 attached hereto (which replaces in its entirety the previously filed Exhibit 99.1), including each director's and executive officer's business address, present principal occupation or employment, citizenship and other information.

     None of the Reporting Persons nor, to the best of their knowledge, any director, executive officer or controlling person of any of the Reporting Persons has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding any Reporting Person or any director, executive officer or controlling person of any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented by adding to the information previously filed under this Item the following:


     Interamerican has received approval to sell up to all of its 10.6% ownership in Andina to Coca-Cola de Chile, S.A., an indirect wholly owned subsidiary of KO and an affiliate of Interamerican ("CC Chile"). The sale may be consummated in one or more transactions and shares shall be sold at market value at the time of the sale. Until definitive documentation is executed, the parties have no binding legal obligation to close the proposed transaction. There can be no assurances that an agreement with respect to such a transaction will be reached or that any transaction will be consummated.

     KO invests in bottling operations such as Andina in order to maximize the strength and efficiency of its production, distribution and marketing systems around the world. In line with this bottling strategy, KO regularly reviews its options relating to its investments in bottling operations throughout the world, including its investment in Andina. As part of this review, KO from time to time may consider, evaluate and propose various possible transactions involving Andina or its subsidiaries, which could include, without limitation:

     (i) the possible acquisition of additional securities of Andina, or the disposition of securities of Andina;

     (ii) possible extraordinary corporate transactions (such as a merger, consolidation or reorganization) involving Andina or any of its subsidiaries, including with other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest; or

     (iii) the possible acquisition by Andina or its subsidiaries of assets or interests in one or more bottling companies, including other bottling companies in which one or more of the Reporting Persons may have a direct or indirect equity interest, or the possible sale of assets or bottling operations by Andina or its subsidiaries.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby amended and supplemented by adding to the information previously filed under this Item the following:

   Exhibit 99.1 -  Directors and Executive Officers of the Reporting Persons

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        THE COCA-COLA COMPANY


                                        By: /S/ DAVID M. TAGGART
                                        -----------------------------------
                                        David M. Taggart
                                        Vice President and Treasurer
Date:  August 29, 2003


                                        COCA-COLA INTERAMERICAN CORPORATION


                                        By: /S/ DAVID M. TAGGART
                                        -----------------------------------
                                        David M. Taggart
                                        Vice President and Treasurer
Date:  August 29, 2003


                                        THE COCA-COLA EXPORT CORPORATION


                                        By: /S/ DAVID M. TAGGART
                                        ----------------------------------
                                        David M. Taggart
                                        Vice President and Treasurer

Date:  August 29, 2003


                                        COCA-COLA DE ARGENTINA S.A.


                                        By: /S/ JAMES QUINCEY
                                        ----------------------------------
                                        James Quincey
                                        President
Date:  August 29, 2003

                                 EXHIBIT INDEX



    EXHIBIT                           DESCRIPTION
    -------                           -----------

 Exhibit A (99.1) -  Directors and Executive Officers of the Reporting Persons.